                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 13(E)(I) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               FRANKLIN COVEY CO.
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $12.25 OR MORE
                         (Title of Class of Securities)



                                    59501B105
                      (CUSIP Number of Class of Securities)

                           VAL JOHN CHRISTENSEN, ESQ.
                          Secretary and General Counsel
                           2200 West Parkway Boulevard
                         Salt Lake City, Utah 84119-2331
                            Telephone: (801) 975-1776
                      (Name, Address and Telephone Number of
                      Person Authorized to receive notices
                       and communications on behalf of the
                           person(s) filing statement)

                                    COPY TO:

                            ROBERT A. PROFUSEK, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                            CALCULATION OF FILING FEE
================================================================================
       TRANSACTION VALUATION                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $7,312,835*                                  $1,463
================================================================================

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the cancellation of all options for which this offer is being made.

     Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the Form or Schedule and the date of its filing.

     Amount previously paid:    Not applicable.   Filing party:  Not applicable.
     Form or registration No.:  Not applicable.   Date filed:    Not applicable.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in "Summary Term Sheet" in the Offer to Cancel (as defined below) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Franklin Covey Co., a Utah corporation (the "Company"), and the address of its principal executive office is 2200 West Parkway Boulevard, Salt Lake City, Utah 84119. The information set forth under "Information Concerning Franklin Covey" in Section 8 of the Offer to Cancel is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to cancel all outstanding options to purchase shares of its common stock, par value $.01 per share, having an exercise price of $12.25 or more (the "Options") for cash in the amount set forth on Schedule A to the Offer to Cancel, upon the terms and subject to the conditions set forth in the Offer to Cancel, dated March 14, 2000 (the "Offer to Cancel"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Cancel constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," and "Acceptance for Cancellation; Payment of Cash" in the Offer to Cancel is incorporated herein by reference.

         (c) The information set forth in "Price Range of Common Stock Underlying the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance for Cancellation; Payment of Cash," "Conditions of the Offer," "Source and Amount of Funds." "Federal Income Tax Considerations," "Legal Matters; Regulatory Matters" and "Extension of Tender Period; Termination; Amendments" in the Offer to Cancel is incorporated herein by reference.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 5. PAST CONTRACT, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in "Purpose of the Offer" in the Offer to Cancel is incorporated herein by reference.

         (b) The information set forth in "Acceptance for Cancellation; Payment of Cash" in the Offer to Cancel is incorporated herein by reference.

         (c) The information set forth in "Purpose of the Offer" in the Offer to Cancel is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Source and Amount of Funds" and "Fees and Expenses" in the Offer to Cancel is incorporated herein by reference.

         (b) The information set forth in "Conditions of the Offer" in the Offer to Cancel is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in "Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

         (b) Not applicable.

ITEM 12.  EXHIBITS.

         (a) (1) Offer to Cancel, dated March 14, 2000.

             (2)   Form of Letter of Transmittal

         (b), (d), (g) and (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    FRANKLIN COVEY CO.


March 14, 2000                      By: /s/   Robert A. Whitman
                                        ------------------------
                                        Robert A. Whitman
                                        Chief Executive Officer